Exhibit 99.3

LI BANG INTERNATIONAL CORPORATION INC.

(the “Company”)

P R O X Y

I/We ___ of _________, the holder of ________________ Class A ordinary shares and ________________ Class B ordinary shares1 in the Company, hereby appoint the Chairperson of the Extraordinary General Meeting2 or ______________________ of _________________________ as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Extraordinary General Meeting of the Company to be held on April 30, 2026, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	PROPOSALS	FOR	AGAINST	ABSTAIN

1.	As an ordinary resolution, to increase the authorized share capital of the Company from: USD31,505,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 500,000 class B ordinary shares of par value of USD0.01 each, to: USD35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 350,000,000 class B ordinary shares of par value of USD0.01 each, by increasing the number of authorized class B ordinary shares from 500,000 to 350,000,000 (the “Share Capital Increase”).	☐	☐	☐

2.	As a special resolution, subject to and with effect immediately following the Share Capital Increase being effected, to adopt the amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.	☐	☐	☐

3.	As special resolutions, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, to approve a proposal for a reduction and reorganization of the share capital of the Company from USD35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 350,000,000 class B ordinary shares of par value of USD0.01 each, to USD35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.00001 each and 350,000,000 class B ordinary shares of par value of USD0.00001 each (the “Share Capital Reduction and Reorganization”).	☐	☐	☐

4.	As a special resolution, subject to and with effect immediately following the Share Capital Reduction and Reorganization being effected, to adopt the amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.	☐	☐	☐

5.	As special resolutions, (a) to authorize the board of directors of the Company (the “Board”) to effect a consolidation of the issued and unissued share capital of the Company at the ratio of one (1)-for-two hundred (200), whereby two hundred (200) ordinary shares of the Company be consolidated into one (1) ordinary share of the Company (the “Share Consolidation”), with the exact effective date of the Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution; (b) to approve the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share; (c) to adopt the amended and restated memorandum of association of the Company, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation; and (d) to authorize any director or officer of the Company to perform all such acts and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact effective date of the Share Consolidation and instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.	☐	☐	☐

6.	As an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the Proposals 1 – 5.	☐	☐	☐

[1]	Please insert the number of Class A ordinary shares and/or Class B ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). If no direction is made, this proxy will be voted FOR the proposals described above.

[2]	If any proxy other than the Chairperson of the Extraordinary General Meeting is preferred, strike out the words “the Chairperson of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

Dated _______________, 2026

Signature(s)4_______________

Signature of Joint Shareholder (if any)4 _______________

IMPORTANT: In order to be valid, your valid voting instructions and this proxy must be received not less than 48 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, if the appointor is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.